John S. Gambaccini 200 Public Square, Suite 2300 Cleveland, Ohio 44114-2378 Direct Dial: (216) 363-4175 Fax: (216) 363-4588 jgambaccini@beneschlaw.com

November 9, 2012

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino, Staff Attorney

Re:	Streamline Health Solutions, Inc.

Registration Statement on Form S-3

Filed September 14, 2012

File No. 333-183899

Dear Mr. Crispino:

Streamline Health Solutions, Inc. (the “Company”) submits the following responses to the letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated October 11, 2012 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-3 (File No. 333-183899) filed with the Commission on September 14, 2012 (the “Registration Statement”). In addition, the Company submits in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

Please note for purposes of your review that on October 31, 2012 the Company held a special meeting of stockholders at which the stockholders of the Company approved conversion of the convertible notes that were covered by the Registration Statement into shares of preferred stock in accordance with their terms. Therefore, on November 1, 2012 those convertible notes automatically converted into shares of preferred stock and are no longer outstanding. We have amended the Registration Statement to reflect these events and have added disclosure in Amendment No. 1 regarding these events and their impact on the Registration Statement.

For your convenience, we have repeated the comments of the Staff in bold face type as set forth in the Comment Letter and provided below each comment the Company’s response. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Comment Letter. Page references in the responses refer to pages of the Registration Statement.

1.	Please note that to be eligible to use Form S-3, you must have submitted all required Interactive Data Files in accordance with General Instruction I.A.8.(b) of Form S-3. In this regard, we note that your Form 10-Q filed September 14, 2012 indicates that the required Interactive Data will be filed by amendment. Before requesting acceleration of effectiveness of this Form S-3, please amend the Form 10-Q to file all Interactive Data Files.

Response: The Company filed a Form 10-Q/A that included the required Interactive Data Files on October 12, 2012.

2.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible preferred, warrants to purchase common stock, subordinated convertible notes, and the convertible promissory note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response: The sale of the convertible note occurred on August 16, 2012. The market price per share of the Company’s common stock, as represented by the closing price for the Company’s common stock as reported by NASDAQ, on August 16, 2012 was $3.82. The convertible preferred stock, warrants to purchase common stock, and the subordinated convertible notes are convertible into an aggregate of 5,199,995 shares of common stock. With the additional 1,529,729 shares of common stock held by IPP Holding Company, LLC that were received in June 2012 from conversion of the convertible note held by that entity, the total number of common stock underlying all the securities held by the selling shareholders is 6,729,724 shares of common stock. A breakdown of this amount by selling shareholder is set forth in the selling shareholder table on page 17 of the Registration Statement. The product of the 6,729,724 shares multiplied by the $3.82 price per share equates to a total dollar value of $25,707,546 for all securities as of August 16, 2012.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response: With respect to the first part of comment #3, we direct your attention to the fact that the convertible notes were converted into preferred shares on November 1, 2012 and are no longer outstanding. Therefore, the only payments to be made in connection with the convertible notes were the interest payments from the date of issuance through the date of conversion. The only other payments to be made, or that may potentially be made, to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions would consist only of (i) reimbursement of investor legal fees in connection with the August 16, 2012 sale transactions, and (ii) potential liquidated damage payments in the event the Company defaults on its covenants in the Registration Rights Agreement.

While we believe that the conversion of the convertible notes may have made the significance of this information moot, we have provided the following table below setting forth the information requested above, along with the following explanations regarding our calculations and assumptions with regard to each item in preparing the table.

(a) The Company reimbursed the investors for $125,000 in legal fees incurred in connection with the issuance of the convertible notes, preferred stock, and warrants. For purposes of the table below we have allocated those fees pro-rata among the investors.

(b) Interest under the convertible notes accrued at a fixed rate of 12% per annum until the note was paid in full or converted. The Company paid the investors an aggregate of $142,985 in interest for the period the convertible notes were outstanding from August 16, 2012 through November 1, 2012. The Company also paid an additional $18 for fractional shares that were not issued as part of the conversion.

(c) Pursuant to the Registration Rights Agreement, the Company is required to meet certain filing requirements for a resale registration statement and maintain its effectiveness for specified periods. In the event the Company fails to satisfy these obligations, the Company could be liable to the investors for liquidated damages equal to 1% of the aggregate purchase price paid by such holder under the Securities Purchase Agreement for its preferred stock, convertible notes, and warrants. The Company could also be liable for liquidated damages equal to an additional 1% for each month that such failure continues, up to an aggregate total of 10% of the aggregate purchase price. For purposes of the table below, we have assumed that the initial 1% liquidated damages provision may be triggered, but have not provided for any additional liquidated damages payments.

(d) The preferred stock is redeemable by the holder at any time following August 31, 2016 at a price of $3.00 per share. For purposes of the table below, we have not included any repayment obligations for the potential redemption of the preferred stock.

Selling Shareholder	Investor Legal Fees Reimbursed (A)	Total Interest Paid Through Conversion (B)	Potential Liquidated Damages Payment (C)	Total Potential Payments to Investors (D) [A+B+C]
Biomedical Value Fund, L.P.	$23,048	$26,367	$22,126	$71,541
Biomedical Institutional Value Fund, L.P.	$8,873	$10,152	$8,518	$27,543
Biomedical Offshore Value Fund, LTD.	$14,456	$16,539	$13,878	$44,873
WS Investments III, LLC	$2,162	$2,475	$2,075	$6,712
David Morrison	$540	$619	$519	$1,678
Class D Series of GEF-PS, L.P.	$13,509	$15,456	$12,969	$41,934
Lyrical Multi-Manager Fund, L.P.	$7,230	$8,270	$6,940	$22,440
Lyrical Multi-Manager Offshore Fund, LTD.	$3,098	$3,544	$2,975	$9,617
Noro-Moseley Partners VI, L.P.	$51,042	$58,388	$49,000	$158,430
Charles Moseley	$1,042	$1,193	$1,000	$3,235
IPP Holding Company, LLC	N/A	N/A	N/A	N/A
Total	$125,000	$143,003	$120,000	$388,003

With respect to the second part of comment #3, the net proceeds to the issuer from the sale of the convertible notes and preferred stock in the first year following the sale of the convertible notes (the period August 16, 2012 through August 15, 2013) is $11,731,997, which represents the $12,000,000 total investment amount less an aggregate of $268,003 in payments to the selling shareholders as listed in the total line for columns A and B in the table above.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes and preferred stock, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible notes and preferred stock” means the securities underlying the notes and preferred stock that may be received by the persons identified as selling shareholders]:

•	the market price per share of the securities underlying the convertible notes and preferred stock on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes and preferred stock, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes and preferred stock; and

•

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and preferred stock and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible notes and preferred stock (assuming no interest payments and complete conversion throughout the term of the notes and preferred);

•	the combined market price of the total number of shares underlying the convertible notes and preferred stock, calculated by using the market price per share on the date of the sale of the convertible notes and preferred stock and the total possible shares underlying the convertible notes and preferred stock;

•	the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes and preferred stock calculated by using the conversion price on the date of the sale of the convertible notes and preferred stock and the total possible number of shares the selling shareholders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible notes and preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible notes and preferred stock from the combined market price of the total number of shares underlying the convertible notes and preferred stock on that date.

•	If there are provisions in the convertible notes and preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response: With respect to comment #4, we provide the following reference information regarding the conversion terms of the preferred stock and the convertible notes.

(a) The preferred stock converts into common at a fixed ratio of one common share for each preferred share (subject to adjustment for stock splits and similar transactions and subject to anti-dilution provisions in the case of additional issuances below $3.00 per share). For purposes of the table below, we have assumed that this ratio represents a conversion price of $3.00 per share.

(b) On November 1, 2012, the convertible notes were converted into an aggregate total of 1,583,210 shares of preferred stock. Each convertible note was issued in a face principal amount that was 20% higher than the investment proceeds of the note. This principal premium was intended to provide the investor with a market rate of return in the event the note matured without ever converting. The note premium was subtracted for purposes of conversion and the principal balance of the note converted to shares of preferred stock at a fixed rate of $3.00 per share. Fractional shares were paid in cash. For purposes of the table below we have included the shares of preferred stock issued upon conversion of the convertible note with the shares of preferred stock originally issued in the transaction.

(c) IPP Holding Company, LLC holds 1,529,729 common shares that were issued upon conversion of the convertible promissory note issued to it at the time the Company acquired the assets of Interpoint Partners. The note had an original principal value of $3,000,000 and converted at a fixed rate of $2.00 per share. The total number of shares issued represents the principal balance (plus interest and certain immaterial negotiated adjustments to interest) divided by the fixed conversion price.

The table below sets forth with respect to each selling shareholder the market price of the common stock on August 16, 2012 (column A), the conversion price of the preferred stock as described above (column B), the total number of common shares issuable upon conversion of the preferred stock (column C), the combined market value of the total underlying shares on August 16, 2012 (column D), the combined value paid by the investor for the total underlying shares as of August 16, 2012 (column E), and the total value of the discount received by the investor as of August 16, 2012 relating to the preferred stock and the convertible notes (column F).

Selling Shareholder	Market Price at Sale Date (A)	Conversion Price of Preferred and Notes (B)	Total Common Shares Underlying Preferred Stock (C)	Combined Market Value of Underlying Shares (D) [A*C]	Combined Conversion Price Paid of Underlying Shares (E) [B*C]	Total Discount to Market Price (F) [D-E]
Biomedical Value Fund, L.P.	$3.82	$3.00	737,532	$2,817,372	$2,212,596	$604,776
Biomedical Institutional Value Fund, L.P.	$3.82	$3.00	283,945	$1,084,670	$851,835	$232,835
Biomedical Offshore Value Fund, LTD.	$3.82	$3.00	462,601	$1,767,136	$1,387,803	$379,333

Selling Shareholder	Market Price at Sale Date (A)	Conversion Price of Preferred and Notes (B)	Total Common Shares Underlying Preferred Stock (C)	Combined Market Value of Underlying Shares (D) [A*C]	Combined Conversion Price Paid of Underlying Shares (E) [B*C]	Total Discount to Market Price (F) [D-E]
WS Investments III, LLC	$3.82	$3.00	69,167	$264,218	$207,501	$56,717
David Morrison	$3.82	$3.00	17,292	$66,055	$51,876	$14,179
Class D Series of GEF-PS, L.P.	$3.82	$3.00	432,299	$1,651,382	$1,296,897	$354,485
Lyrical Multi-Manager Fund, L.P.	$3.82	$3.00	231,345	$883,738	$694,035	$189,703
Lyrical Multi-Manager Offshore Fund, LTD.	$3.82	$3.00	99,148	$378,745	$297,444	$81,301
Noro-Moseley Partners VI, L.P.	$3.82	$3.00	1,633,333	$6,239,332	$4,899,999	$1,339,333
Charles Moseley	$3.82	$3.00	33,333	$127,332	$99,999	$27,333
IPP Holding Company, LLC	N/A	N/A	N/A	N/A	N/A	N/A
Total			3,999,995	$15,279,980	$11,999,985	$3,279,995

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response: With respect to comment #5, the only other securities received by the selling shareholders are the warrants to purchase common stock issued to the selling shareholders (other than IPP Holding Company, LLC) in connection with the August 16, 2012 transactions. The warrants are exercisable at a fixed price of $3.99 per share (subject to adjustment for stock splits and similar transactions and subject to anti-dilution provisions in the case of additional issuances below $3.00 per share), which represented a premium to the market price of the common stock on the date of the transaction. IPP Holding Company, LLC does not hold any warrants.

The table below sets forth with respect to each selling shareholder the market price of the common stock on August 16, 2012 (column A), the exercise price of the warrants (column B), the total number of common shares issuable upon exercise of the warrants (column C), the aggregate market value of the total underlying shares on August 16, 2012 (column D), the aggregate exercise price to be paid by the investor for the total underlying shares as of August 16, 2012 (column E), and the total value of the premium to be paid by the investor as of August 16, 2012 relating to the warrants (column F).

Selling Shareholder	Market Price at Sale Date (A)	Exercise Price of Warrant (B)	Total Common Shares Underlying Warrants (C)	Aggregate Market Value of Underlying Shares (D) [A*C]	Aggregate Exercise Price Paid for Underlying Shares (E) [B*C]	Total Premium to Market Price (F) [E-D]
Biomedical Value Fund, L.P.	$3.82	$3.99	221,260	$845,213	$882,827	$37,614
Biomedical Institutional Value Fund, L.P.	$3.82	$3.99	85,184	$325,403	$339,884	$14,481
Biomedical Offshore Value Fund, LTD.	$3.82	$3.99	138,781	$530,143	$553,736	$23,593
WS Investments III, LLC	$3.82	$3.99	20,750	$79,265	$82,793	$3,528
David Morrison	$3.82	$3.99	5,188	$19,818	$20,700	$882
Class D Series of GEF-PS, L.P.	$3.82	$3.99	129,690	$495,416	$517,463	$22,047
Lyrical Multi-Manager Fund, L.P.	$3.82	$3.99	69,403	$265,119	$276,918	$11,799
Lyrical Multi-Manager Offshore Fund, LTD.	$3.82	$3.99	29,744	$113,621	$118,679	$5,056
Noro-Moseley Partners VI, L.P.	$3.82	$3.99	490,000	$1,871,800	$1,955,100	$83,300
Charles Moseley	$3.82	$3.99	10,000	$38,200	$39,900	$1,700
IPP Holding Company, LLC	N/A	N/A	N/A	N/A	N/A	N/A
Total			1,200,000	$4,584,000	$4,788,000	$204,000

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible notes and preferred stock transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3;

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 4 and comment 5.

•	Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 3 and the total possible discount to the market price of the shares underlying the convertible notes and preferred stock as disclosed in response to comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes and preferred stock, as well as the amount of that resulting percentage for the convertible notes only, averaged over the term of the convertible notes.

Response: The table below sets forth with respect to each selling shareholder the gross proceeds paid to the Company for the preferred stock and convertible note and payable to the Company for exercise of the warrants (column A), the aggregate potential payments payable to the investor as detailed in response #3 above (column B), the net proceeds to the Company for issuance of the preferred stock, convertible notes, and exercise of the warrants (column C), the aggregate combined conversion discount and exercise premium to be realized by the investor upon conversion of the preferred stock and exercise of the warrants as detailed in responses #4 and #5 above (column D), the percentage that the total potential payments to be made by the Company and the discount to market price for the shares underlying the preferred stock represent to the net proceeds to the Company for the issuance of the preferred stock (column E), and the percentage that the total payments represent for the convertible notes only (column F).

Selling Shareholder	Gross Proceeds to Company (A)	Total Potential Payments to Investor (B)	Net Proceeds to Company (C) [A-B]	Combined Investor Profit on Preferred, Notes, and Warrants (D)	Percentage of Company Payments to Net Proceeds (E) [B/C]	Percentage of Company Payments to Net Proceeds From Note Only (F) [mod. B/C]
Biomedical Value Fund, L.P.	$3,095,430	$71,541	$3,023,889	$567,162	2.37%	8.90%
Biomedical Institutional Value Fund, L.P.	$1,191,720	$27,543	$1,164,177	$218,354	2.37%	8.90%

Selling Shareholder	Gross Proceeds to Company (A)	Total Potential Payments to Investor (B)	Net Proceeds to Company (C) [A-B]	Combined Investor Profit on Preferred, Notes, and Warrants (D)	Percentage of Company Payments to Net Proceeds (E) [B/C]	Percentage of Company Payments to Net Proceeds From Note Only (F) [mod. B/C]
Biomedical Offshore Value Fund, LTD.	$1,941,544	$44,873	$1,896,671	$355,740	2.37%	8.90%
WS Investments III, LLC	$290,296	$6,712	$283,584	$53,189	2.37%	8.90%
David Morrison	$72,576	$1,678	$70,858	$13,297	2.37%	8.90%
Class D Series of GEF-PS, L.P.	$1,814,361	$41,934	$1,772,427	$332,438	2.37%	8.90%
Lyrical Multi-Manager Fund, L.P.	$970,952	$22,440	$948,512	$177,904	2.37%	8.90%
Lyrical Multi-Manager Offshore Fund, LTD.	$416,121	$9,617	$406,504	$76,245	2.37%	8.90%
Noro-Moseley Partners VI, L.P.	$6,855,100	$158,430	$6,696,670	$1,256,033	2.37%	8.90%
Charles Moseley	$139,900	$3,235	$136,665	$25,633	2.37%	8.90%
IPP Holding Company, LLC	N/A	N/A	N/A	N/A	N/A	N/A
Total	$16,788,000	$388,003	$16,399,997	$3,075,995

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response: With respect to comment #7, except as described below with respect to IPP Holding Company, LLC, neither the Company nor any of its predecessors has been a party to any securities transactions with the selling investors prior to the August 16, 2012 issuance of the preferred stock, convertible notes and warrants. On December 7, 2011, the Company acquired all of the assets of Interpoint Partners, LLC (now known as IPP Holding Company, LLC) for an aggregate of $5,000,000, consisting of $2,000,000 in cash and a $3,000,000 convertible promissory note. On June 15, 2012, the Company issued 1,529,729 shares of common stock to IPP Holding Company, LLC upon conversion of the $3,000,000 convertible promissory note.

The table below sets forth the following information with respect to each of the two events involving IPP Holding Company, LLC.

Date	Outstanding Common Shares on such Date (A)	Outstanding Shares Not held by Selling Shareholders, their Affiliates, or Company Affiliates (B)	Shares Issued / Issuable in the Transaction (C)	Percentage Issued / Issuable in the Transaction (D) [C/B]	Market Price Immediately Prior to Transaction (E)	Closing Price on 11/5/2012 (F)
12/7/2011	10,059,845	6,730,690	1,500,000	22.29%	$1.65	$5.79
6/15/2012	10,569,006	7,238,868	1,529,729	21.13%	$3.43	$5.79

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•	the number of shares outstanding prior to the convertible notes and convertible preferred transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response: The table below sets forth with respect to each selling shareholder information requested above. We note for your reference purposes, that no selling shareholder was a shareholder of the Company prior to the current transactions and therefore has never either requested resale registration of shares or sold shares in registered resale transactions.

Selling Shareholder	Outstanding Shares Not held by Selling Shareholders, their Affiliates, or Company Affiliates As of 8/16/2012	Shares Registered for Resale in Prior Registration Statements	Shares Previously Registered for Resale Currently Held	Shares Sold In Prior Resale Registration Statements	Shares Registered for Resale In Current Transaction
Biomedical Value Fund, L.P.	8,298,836	—	—	—	958,792
Biomedical Institutional Value Fund, L.P.	8,298,836	—	—	—	369,129
Biomedical Offshore Value Fund, LTD.	8,298,836	—	—	—	601,382
WS Investments III, LLC	8,298,836	—	—	—	89,917
David Morrison	8,298,836	—	—	—	22,480
Class D Series of GEF-PS, L.P.	8,298,836	—	—	—	561,989
Lyrical Multi-Manager Fund, L.P.	8,298,836	—	—	—	300,748
Lyrical Multi-Manager Offshore Fund, LTD.	8,298,836	—	—	—	128,892
Noro-Moseley Partners VI, L.P.	8,298,836	—	—	—	2,123,333
Charles Moseley	8,298,836	—	—	—	43,333
IPP Holding Company, LLC	8,298,836	—	—	—	1,529,729
Total		—	—	—	6,729,724

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response: The Company has the intention to make all payments that may become due upon redemption of the preferred stock. The Company has a reasonable basis to believe that it will have the financial ability through available cash, availability on its current credit facilities or through other sources of financing to make any payments that may become due upon redemption of the preferred stock.

The selling shareholders have informed the Company that none of them has an existing short position in the Company’s common stock.

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes and convertible preferred.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response: Neither the Company nor any of its predecessors has had any prior relationship or arrangement with any of the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship, other than (i) the transactions relating to the issuance of the preferred stock, convertible notes, and warrants, and (ii) with respect to IPP Holding Company, LLC, the transactions described in response to comment #7 above and the employment and consulting agreements for James Skrinska and Matthew Seefeld entered into in connection with the Company’s acquisition of the assets of Interpoint Partners, LLC on December 7, 2011. We also note that Allen Moseley, an affiliate of Noro-Moseley Partners VI, L.P. is party to a standard director indemnification agreement with the Company in connection with his service as a director of the Company.

It is the Company’s belief that the prospectus contains a complete description of the prior relationships between the Company and these parties and includes all agreements in connection with the sale of the convertible notes and preferred stock.

11.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response: The Company determined the number of shares it seeks to register in connection with this Registration Statement for each selling shareholder by calculating (i) the total number of common shares issuable upon conversion of the outstanding preferred stock (consisting of both the shares of preferred stock issued in the August 16, 2012 transaction and the shares of preferred stock issued on November 1, 2012 upon conversion of the convertible notes), plus (ii) the total number of common shares issuable upon exercise of the warrants. The registration rights agreement between the Company and the holders of the preferred stock and warrants requires the Company to register all such shares for resale. With respect to IPP Holding Company, LLC, the total number was determined pursuant to a notice of demand registration that was received by the Company from such shareholder in accordance with the terms of the registration rights agreement between that shareholder and the Company.

We note that the total number of shares listed in the fee table (6,729,724 shares) is consistent with the total number of shares listed in the “Selling Shareholders” section on page 17 of the Registration Statement (6,729,724 shares).

12.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response: With respect to Biomedical Value Fund, L.P., Biomedical Institutional Value Fund, L.P., Biomedical Offshore Value Fund, LTD., WS Investments III, LLC, David Morrison, Class D Series of GEF-PS, L.P., Lyrical Multi-Manager Fund, L.P., and Lyrical Multi-Manager Offshore Fund, LTD., each of Jeffrey R. Jay, M.D. and David Kroin has voting and dispositive power with respect to the securities to be offered for resale. Dr. Jay is the senior managing member and Mr. Kroin is the special managing member of Great Point Partners, LLC, which is the investment manager for each of the above referenced selling shareholders. We refer you to the Schedule 13G filed with the Commission on August 27, 2012 on behalf of these selling shareholders for more explanation.

With respect to Noro-Moseley Partners VI, L.P., each of Allen Moseley, Michael Elliott, and Alan Taetle, in their capacity as Class A Members and Principals of Moseley and Company VI, LLC, the general partner of Noro-Moseley Partners VI, L.P., has voting and dispositive power with respect to the securities to be offered for resale.

With respect to IPP Holding Company, LLC, W. Ray Cross has the sole voting and dispositive power with respect to the securities to be offered for resale.

We have added this disclosure in Amendment No. 1. Please see page 17 of Amendment No. 1.

Selling Securityholders, page 16

13.	For each of the legal entities listed in the selling shareholder table, please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale. Refer to Regulation S-K Compliance and Disclosure Interpretation No. 140.02. Also, please tell us whether any of the entities in your table are broker-dealers or affiliate of broker-dealers.

Response: The selling shareholders have informed the Company that none of them are broker-dealers or affiliates of broker-dealers. We have added this disclosure and the disclosure provided in response to comment #12 above in Amendment No. 1. Please see page 17 of Amendment No. 1.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Registration Statement;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (216) 363-4175 or the Company’s Chief Financial Officer, Stephen Murdock, at (404) 446-2056.

Sincerely,

BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP

/s/ John Gambaccini

John Gambaccini

cc:	Gabriel Eckstein, Securities and Exchange Commission

Stephen H. Murdock, Streamline Health Solutions, Inc.